FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

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Form 20-F....☐..... Form 40-F...☒...

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic and William Hill in contract renewal negotiations,

launch new non-download games

November 28, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced that its wholly-owned subsidiary, WagerLogic Limited, is in the process of negotiating a renewal contract with European betting and gaming giant, William Hill. The companies have entered into a non-binding term sheet which reflects the agreement in principle and builds on the companies’ mutually beneficial seven-year relationship. Additionally, William Hill launched an innovative suite of 24 new CryptoLogic-developed non-download games on its online casino site, www.williamhillcasino.com.

Based on the provisions of the term sheet, the companies expect to finalize and sign a three-year long form contract. The current contract was to expire in November but has been extended to allow for the completion of negotiations in early December.

“We have an excellent relationship with William Hill and look forward to even more success both through a new contract later this year and the new business opportunities that this exciting suite of non-downloadable games represent,” said Lewis Rose, CryptoLogic’s President and CEO.

WagerLogic has supplied William Hill with the new non-download games under its status, established earlier this year, as preferred supplier for such games to William Hill’s primary UK pound sterling and US dollar properties.

“CryptoLogic’s continuous flow of innovative games is one of the major reasons we have worked together for over seven years,” said Peter Nolan, William Hill’s Group Director, Remote Channels. “Non-download games are great tools to attract new players, keep casual players involved, and to cross-sell downloadable casino games, which offer an even richer entertainment experience.”

Altogether, CryptoLogic now offers over 60 exciting non-download games, which complement the company’s suite of over 200 market-leading downloadable games, and has introduced almost 100 new games since 2004. The new non-download suite includes some of the Internet’s most popular slot titles.

According to Justin Thouin, Vice President, Casino Software Development, “We already offer the best, most innovative suite of downloadable online casino games. By converting 24 of our most popular titles into non-download format, we have staked out a leadership position in that category, too.”

Now at William Hill, gamers can instantly play slot favourites like Bejeweled, the wildly popular gem-matching game, with one click of the mouse—no waiting. The non-download version of Millionaires’ ClubTM gives players a shot at its record-setting online jackpot, currently exceeding 4.7 million US dollars, pound sterling or euro. And for the first time, players can enjoy instant play versions of exclusive high-impact action slots featuring Marvel Super Heroes like Blade, Silver Surfer, Daredevil, The Hulk, Punisher, Thor and the X-Men.

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“These new games take advantage of proven winners from our deep download game roster to deliver a unique new Internet entertainment experience for the instant game player,” added A.J. Slivinski, WagerLogic’s Managing Director.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.